Exhibit 99.23

CONSENT OF SRK CONSULTING

We hereby consent to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated July 1, 2004 entitled “An Independent Technical Report on the Tarkwa gold mine, Ghana” (the “Tarkwa Report”);

2.	The technical report dated July 1, 2004 entitled “An Independent Technical Report on the Damang gold mine, Ghana” (the “Abosso Report”); and

3.
The annual information form of the Company dated March 30, 2007, which includes reference to our name in connection with information relating to Tarkwa Report and the Abosso Report and the properties described herein.

March 30, 2007

SRK Consulting

/s/ R. I. Skelton________________
Name: R.I. Skelton
Title: Principal Mining Engineer